UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

(Commission File No. 1-03006)

PLDT Inc.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future.  Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We have chosen these assumptions or bases in good faith.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control.  In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2021. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it.  New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.  We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof.  In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBIT INDEX

Exhibit	Description

99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, Philippines Stock Exchange and Philippine Dealing & Exchange Corporation regarding a press release entitled “CIGNAL CABLE INVESTS IN SKY CABLE”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

PLDT Inc.

By:	/s/ Marilyn A. Victorio-Aquino
Name:	Marilyn A. Victorio-Aquino
Title:	Corporate Secretary

Date: August 10, 2022

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